February 24, 2009

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Jason Niethamer, Staff Accountant, Division of Corporation Finance Mail Stop 4561

Re:	Alliance Data Systems Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Definitive Proxy Statement on Schedule 14A Filed April 24, 2008

File No. 001-15749

Dear Mr. Niethamer:

On January 30, 2009, Alliance Data Systems Corporation, a Delaware corporation (the “Company”), submitted a letter (the “January 30 Letter”) in response to the letter dated January 15, 2009 (the “Comment Letter”) from the Securities and Exchange Commission Staff (the “Staff”) regarding the Company’s responses to the Staff’s prior comment letter dated October 30, 2008 (the “Original Comment Letter”), in each case relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2007 (“Form 10-K”), Form 10-Q for Fiscal Quarter Ended March 31, 2008, Form 10-Q for Fiscal Quarter Ended June 30, 2008, Form 10-Q for Fiscal Quarter Ended September 30, 2008 and Definitive Proxy Statement on Schedule 14A filed April 24, 2008 (collectively, the “Reviewed Documents”) each filed with the Securities and Exchange Commission (the “Commission”).

The Company is submitting this letter as a supplemental response further to its January 11 and January 17, 2009 telephone conferences with the Staff. Comment numbers refer to Staff comments set forth in the Comment Letter.

Securities and Exchange Commission

Attn: Jason Niethamer

February 24, 2009

Discussion of Critical Accounting Policies, page 36

3.	Comment: To the extent that you have a re-aging policy for your credit card receivables, tell us how the policy affects your credit card delinquencies and charge offs. As applicable, tell us what consideration you have given to disclosing any re-aging policy in your filing.

Response: The Company’s re-aged accounts represent approximately 0.2% of total receivables and thus do not have a significant impact on the Company’s delinquencies or net charge-offs. Our policy related to re-aged accounts is that if an account holder, once delinquent but prior to write-off, makes either three consecutive payments equal to a pre-defined amount or one lump sum payment equal to or greater than the pre-defined amount, then the account will be re-aged to a current status. An account cannot be re-aged more than once during a twelve-month period or twice within a 5-year period.

The Company will include the following disclosure in our significant accounting policies in future filings:

“The practice of re-aging an account may affect credit card loan delinquencies and charge-offs. A re-age is intended to assist delinquent card members who have experienced financial difficulties but who demonstrate both an ability and willingness to repay the amounts due. Accounts meeting specific defined criteria are re-aged when the cardholder makes one or more consecutive payments aggregating a certain pre-defined amount of their account balance. With re-aging, the outstanding balance of a delinquent account is returned to a current status. The Company’s re-aged accounts represented 0.2%, 0.2% and 0.1% of total credit card receivables as of December 31, 2008, 2007 and 2006, respectively, and thus do not have a significant impact on the Company’s delinquencies or net charge-offs. The Company’s re-aging practices comply with regulatory guidelines.”

Form 10-K for Fiscal Year Ended December 31, 2007

Consolidated Balance Sheets, page F-5

5.

Comment: We note your response to prior comment number 10. Tell us why you believe that the “anticipated timing of redemption” is determinative in classifying this obligation as long-term. That is, why is the “anticipated timing” more significant than the obligation to perform when this obligation can be called at any time. It appears that the redemption obligation is only being deferred since the debt has not been requested.

Securities and Exchange Commission

Attn: Jason Niethamer

February 24, 2009

Response: Based on our telephonic discussions with the Staff, the Company acknowledges that the deferred revenue balance associated with the redemption element of the Company’s AIR MILES Reward Program is effectively due on demand from our collector base. As a result, we will reclassify the redemption element of our deferred revenue as a current liability. Under the Company’s contractual agreements with AIR MILES Reward Program sponsors, we are required to deposit into a restricted trust account an amount equal to the deferred revenue associated with the redemption element for each AIR MILES reward mile issued, subject to certain adjustments such as the time value of money and estimated breakage. Therefore, since the redemption element is funded by the assets held in the trust, the redemption settlement assets will also be reclassified as current assets.

The Company will include the following disclosure under “Deferred Revenue” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 10-K”):

“The Company has reclassified the redemption element of deferred revenue associated with its AIR MILES Reward Program from long term liabilities to current liabilities because it is due on demand. The redemption settlement assets used to fund the redemption element have accordingly been reclassified from non-current assets to current assets. Additionally, the Company reclassified a portion of the service element from non-current liabilities to current liabilities for the amount expected to be recognized as revenue in the next twelve months. Our financial statements for the period ended December 31, 2007 have been adjusted to reflect these changes in presentation by reclassifying $317.1 million of redemption settlement assets and $683.2 million of deferred revenue to current assets and current liabilities, respectively.”

Notes to Consolidated Financial Statements, page F-8

Note 3. Summary of Significant Accounting Policies, page F-10

Seller’s Interest and Credit Card Receivables, page F-10

10.	Comment: Please disclose how the cash flows from credit card receivables held for investment and held for sale are reflected in the consolidated statements of cash flows.

Response: The Company has historically classified all cash inflows and outflows associated with the purchase and sale of credit card portfolios that were initially classified as held-for-sale as operating activities. However, the Company has also sold some

Securities and Exchange Commission

Attn: Jason Niethamer

February 24, 2009

credit card portfolios that were initially classified as held-for-investment. In these situations, the cash outflows from the purchase/origination of the credit card receivables were classified as an investing activity and the cash inflows from the sale of the credit card receivables were classified as an operating activity. In particular:

•

During 2006, we had 11 credit card portfolios that were sold to a securitization trust that had been classified as held-for-investment and for which we received $70.9 million in proceeds. These proceeds were included in operating cash flows in our Annual Reports on Form 10-K for the fiscal years ended December 31, 2006 and 2007.

•

During 2008, we had an additional credit card portfolio that was sold to a securitization trust that had been classified as held-for-investment and for which we received $91 million in proceeds. These proceeds were included in operating cash flows in our Quarterly Reports on Form 10-Q for the periods ended June 30, 2008 and September 30, 2008.

The cash inflows from the sale of these credit card portfolios should have been classified as an investing activity in accordance with FASB Statement No. 95,

Statement of Cash Flows.

Regarding the 2006 transactions, we will correct these cash inflows from the previous presentation and properly include them in investing activities in our 2008 10-K. Regarding the 2008 transaction, we will report this cash inflow as an investing activity in our 2008 10-K. Additionally, we will correct this cash inflow from the previous presentation and properly include them in investing activities in our Quarterly Reports on Form 10-Q to be filed for the periods ending June 30, 2009 and September 30, 2009.

The Company will include the following disclosure in our 2008 10-K:

“Statement of Cash Flows Correction

Proceeds from the sale of certain credit card receivables to securitization trusts were previously reported as an operating activity in the Company’s statement of cash flows. The related cash outflows for the acquisition of these receivables have been reported as an investing activity because the receivables were historically classified and accounted as held-for-investment prior to their sale.

In connection with the preparation of our 2008 annual financial statements and subsequent to the filing of our September 30, 2008 interim financial statements on Form 10-Q, the Company determined that the proceeds from these credit card sales should properly have been classified as an investing activity. As a result, net cash flows from operating activities and net cash used in investing activities for the year ended December 31, 2006 have been corrected from the amounts previously reported as follows:

	Year Ended December 31, 2006
	As previously reported	As corrected
	(In thousands)
Cash flows from operating activities

Proceeds from sale of credit card receivable portfolios	$154,445	$83,575

Net cash provided by operating activities	468,780	397,910

Cash flows from investing activities

Proceeds from the sale of credit card receivable portfolios	$—	$70,870

Net cash used in investing activities	(542,972)	(472,102)

Securities and Exchange Commission

Attn: Jason Niethamer

February 24, 2009

Similarly, the Company will correct its interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2008 and the nine months ended September 30, 2008 for $91 million that should have been classified as cash flows from investing activities instead of cash flows from operating activities. These corrections will be made when the Company files its Form 10-Q for the corresponding periods during fiscal year 2009.”

The Company and the Audit Committee have concluded that these corrections are immaterial.

If you have any questions with respect to the foregoing, please call me at (972) 348-5302

Sincerely,

/s/ Michael D. Kubic
Michael D. Kubic Senior Vice President, Corporate Controller and Chief Accounting Officer

Copies:	Alan M. Utay
Executive Vice President and General Counsel
Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, TX 75252

Securities and Exchange Commission

Attn: Jason Niethamer

February 24, 2009

Joseph L. Motes III
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, TX 75201